Exhibit 99.1

NEWS

Sequans Communications Announces First Quarter 2013

Financial Results

PARIS, France – April 25, 2013 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights:

Revenue: Revenue of $2.3 million decreased 26% sequentially from the fourth quarter of 2013, reflecting a decrease in product revenues, partially offset by increased license and other revenues. Revenue decreased 44% compared to the first quarter of 2012, due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011.

Gross margin: Gross margin was 31.3% compared to gross margin of 9.4% in the fourth quarter of 2012 and 57.4% in the first quarter of 2012.

Operating income (loss): Operating loss was $9.3 million compared to an operating loss of $9.8 million in the fourth quarter of 2012 and an operating loss of $9.0 million in the first quarter of 2012.

Net loss: Net loss was $9.4 million, or ($0.24) per diluted share/ADS, compared to a net loss of $9.9 million, or ($0.29) per diluted share/ADS in the fourth quarter of 2012 and a net loss of $9.0 million, or ($0.26) per diluted share/ADS in the first quarter of 2012.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $8.8 million, or ($0.23) per diluted share/ADS, compared to a non-IFRS net loss of $9.7 million, or ($0.28) per diluted share/ADS in the fourth quarter of 2012, and a non-IFRS net loss of $7.7 million, or ($0.22) per diluted share/ADS, in the first quarter of 2012. Non-IFRS net loss per diluted share in the first quarter of 2013 was based on 39,079,443 diluted shares/ADS reflecting the issuance of 10 million shares/ADS in a public offering in February 2013.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q1 2013	%*	Q4 2012	%*	Q1 2012	%*
Revenue	$2.3		$3.1		$4.1
Gross profit	0.7	31.3%	0.3	9.4%	2.4	57.4%
Operating income (loss)	(9.3)	-402.0%	(9.8)	-314.2%	(9.0)	-219.4%
Net profit (loss)	(9.4)	-408.5%	(9.9)	-316.7%	(9.0)	-220.2%
Diluted EPS	$(0.24)		$(0.29)		$(0.26)
Number of diluted shares/ADS	39,079,443		34,683,839		34,670,306

Cash flow from (used in) operations	(6.4)		(6.8)		(6.4)
Cash and cash equivalents at quarter-end	34.0		28.8		49.3

Additional information:
Stock-based compensation included in operating result	0.6		0.2		1.3
Non-IFRS diluted EPS (excludes stock-based compensation)	$(0.23)		$(0.28)		$(0.22)

*	Percentage of revenue

“Our business momentum is building and our financial visibility is improving gradually,” said Georges Karam, Sequans CEO. “We gained four new design wins for the developed markets where LTE networks are expanding rapidly – the U.S., Japan and Korea. Some of these projects were closed in time to make an impact on revenues in the second half of the year, and the remainder will begin contributing to revenues in 2014.

Sequans reports first quarter 2013 financial results

“We have a number of other opportunities pending, for which we are well-positioned and making good progress. The overall pipeline of potential business continues to expand and, as we achieve additional design wins, they should contribute to the further ramp in revenues in 2014,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the second quarter of 2013 to be in the range of $2 to $3 million, with non-IFRS gross margin around 32%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.18) and ($0.20) for the second quarter of 2013, based on approximately 44.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2013 today, April 25, 2013 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 877-209-9920 (or +1 612-322-0636 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until May 25, 2013, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 287170.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports first quarter 2013 financial results

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2013 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2013	Dec 31, 2012	March 31, 2012
Revenue :
Product revenue	1,096	2,844	3,314
Other revenue	1,206	286	793

Total revenue	2,302	3,130	4,107

Cost of revenue
Cost of product revenue	1,262	2,793	1,707
Cost of other revenue	320	44	44

Total cost of revenue	1,582	2,837	1,751

Gross profit	720	293	2,356

Operating expenses :
Research and development	6,514	7,271	7,025
Sales and marketing	1,139	853	2,230
General and administrative	2,321	2,005	2,112

Total operating expenses	9,974	10,129	11,367

Operating income (loss)	(9,254)	(9,836)	(9,011)

Financial income (expense):
Interest income (expense), net	19	38	31
Foreign exchange gain (loss)	(132)	(45)	(8)

Profit (loss) before income taxes	(9,367)	(9,843)	(8,988)

Income tax expense	37	70	55
Profit (loss)	(9,404)	(9,913)	(9,043)
Attributable to :
Shareholders of the parent	(9,404)	(9,913)	(9,043)
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.24)	$(0.29)	$(0.26)

Diluted earnings (loss) per share	$(0.24)	$(0.29)	$(0.26)

Number of shares used for computing:
— Basic	39,079,443	34,683,839	34,670,306
— Diluted	39,079,443	34,683,839	34,670,306

Sequans reports first quarter 2013 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2013	2012
ASSETS
Non-current assets
Property, plant and equipment	9,158	9,187
Intangible assets	5,048	4,184
Loan and other receivables	444	458
Available for sale assets	1,019	931
Research tax credit receivable	3,982	4,103

Total non-current assets	19,651	18,863

Current assets
Inventories	8,095	7,443
Trade receivables	4,438	5,529
Prepaid expenses and other receivables	2,791	3,074
Recoverable value added tax	461	415
Research tax credit receivable	4,732	4,327
Cash and cash equivalents	33,975	28,751

Total current assets	54,492	49,539

Total assets	74,143	68,402

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 44,683,839 shares authorized, issued and outstanding at March 31, 2013 (34,683,839 at December 31, 2012)	1,176	912
Share premium	142,879	129,309
Other capital reserves	13,119	12,556
Accumulated deficit	(97,119)	(87,715)
Other components of equity	(142)	409

Total equity	59,913	55,471

Non-current liabilities
Government grant advances and interest-free loans	180	287
Finance lease obligations	408	236
Provisions	397	369
Deferred tax liabilities	80	85

Total non-current liabilities	1,065	977

Current liabilities
Trade payables	7,707	6,038
Government grant advances and interest-free loans	389	515
Finance lease obligations	231	129
Other current financial liabilities	3,462	4,133
Deferred revenue	903	609
Provisions	473	530

Total current liabilities	13,165	11,954

Total equity and liabilities	74,143	68,402

Sequans reports first quarter 2013 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(in thousands of US$)	2013	2012
Operating activities
Profit (loss) before income taxes	(9,367)	(8,988)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	1,034	1,119
Amortization and impairment of intangible assets	475	469
Share-based payment expense	563	1,305
Increase (decrease) in provisions	(29)	20
Financial income	(19)	(31)
Foreign exchange loss (gain)	49	(43)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	1,120	5,046
Decrease (Increase) in inventories	(652)	551
Decrease (Increase) in research tax credit receivable	(284)	(1,499)
Increase (Decrease) in trade payables and other liabilities	524	(4,320)
Increase (Decrease) in deferred revenue	294	225
Increase (Decrease) in government grant advances	(25)	(145)
Income tax paid	(118)	(70)
Net cash flow used in operating activities	(6,435)	(6,361)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,055)	(1,493)
Purchase of financial assets	(74)	(148)
Net cash flow used in investments activities	(2,129)	(1,641)

Financing activities
Public offering proceeds, net of costs	13,834	—
Proceeds from exercice of stock options and founders’ warrants	—	14
Repayment of borrowings and finance lease liabilities	(57)	—
Interest received (paid)	18	31
Net cash flows from financing activities	13,795	45

Net increase (decrease) in cash and cash equivalents	5,231	(7,957)
Net foreign exchange difference	(7)	5
Cash and cash equivalent at January 1	28,751	57,220
Cash and cash equivalents at end of the period	33,975	49,268

Sequans reports first quarter 2013 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2013	Dec 31, 2012	March 31, 2012
Net IFRS profit (loss) as reported	(9,404)	(9,913)	(9,043)
Add back
Stock-based compensation expense according to IFRS 2	562	222	1,306
Non-IFRS profit (loss) adjusted	(8,842)	(9,691)	(7,737)

IFRS basic earnings (loss) per share as reported	$(0.24)	$(0.29)	$(0.26)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.04

Non-IFRS basic earnings (loss) per share	$(0.23)	$(0.28)	$(0.22)

IFRS diluted earnings (loss) per share	$(0.24)	$(0.29)	$(0.26)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.04

Non-IFRS diluted earnings (loss) per share	$(0.23)	$(0.28)	$(0.22)